Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

FSD Pharma Inc. ("FSD")

1 Rossland Road West, Suite 202
Ajax, ON L1Z 1Z2

This report relates to the Class A multiple voting shares of FSD Pharma (the "FSD MV Shares").

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The FSD MV Shares were acquired pursuant to a three-cornered statutory amalgamation of FV Pharma Inc. and a wholly-owned subsidiary of FSD.

Item 2 – Identity of the Acquiror

2.1 State the name and address of the acquiror.

Xorax Family Trust ("Xorax")

3688 Stratton Woods Court
Mississauga, ON L5L 4V2

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On May 24, 2018, FSD acquired ownership of all of the issued and outstanding shares in FV Pharma Inc. (the "Acquisition"). In connection with the closing of the Acquisition, FSD issued to Xorax 5,000 MV Shares of FSD. After giving effect to the Acquisition, Xorax holds beneficial ownership of 5,000 FSD MV Shares, representing 33.33% of the issued and outstanding FSD MV Shares.

Prior to the effective time of the Acquisition, Xorax did not own any FSD MV Shares. The FSD MV Shares are not listed on an Exchange.

2.3 State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

Immediately prior the Acquisition, Xorax did not hold any shares in FSD Pharma. After giving effect to the Acquisition, Xorax holds beneficial ownership of 5,000 FSD MV Shares, representing 33.33% of the issued and outstanding FSD MV Shares.

3.2 State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 2.2 and Item 3.1 above.

3.3 If the transaction involved a securities lending arrangement, state that fact. Not applicable.

3.4 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5 State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

Xorax has beneficial ownership and control over 5,000 FSD MV Shares, representing 33.33% of the issued and outstanding FSD MV Shares.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6 If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7 If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8 If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1 State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Under the terms of the Acquisition, holders of the class A voting shares of FV Pharma (the "Class A Voting Shares") received one FSD MV Share in exchange for each Class A Voting Share held. The FSD MV Shares are exchangeable on a one for one basis in accordance with their terms into Class B subordinate voting shares of FSD.

4.2 In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3 If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2 above.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

The purpose of the Acquisition was to enable FSD Pharma to acquire 100% of the issued and outstanding shares of FV Pharma. The acquisition of the FSD MV Shares by Xorax was made for investment purposes.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

FSD and the holders of the Class A Multiple Voting Shares are parties to a coattail agreement dated May 24, 2018 (the “Coattail Agreement”) which contains provisions customary for dual class, publicly-traded corporations designed to prevent transactions that would otherwise deprive the holders of Class B Subordinate Voting Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Multiple Voting Shares had been Class B Subordinate Voting Shares. A summary description of the material terms of the Coattail Agreement is included in the Listing Statement under the heading “Description of the Securities — Description of the Corporation’s Securities —Take-Over Bid Protection”. A copy of the Coattail Agreement is also available under FSD's issuer profile on the SEDAR website at www.sedar.com.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable

Item 9 – Certification

I, Zeeshan Saeed, on behalf of Xorax Family Trust, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 28th day of May, 2018.

(signed) Zeeshan Saeed

Name: Zeeshan Saeed